Exhibit 12.1
DIGITALGLOBE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the years ended December 31, 2005, December 31, 2006,
December 31, 2007, December 31, 2008, and December 31, 2009.
(Millions of Dollars)

$ in millions	2005		2006		2007		2008		2009
Earnings before taxes	$(28.7)		$9.9		$37.9		$91.9		$78.4

Plus:
Interest expensed and capitalized	16.0		21.7		25.3		25.5		34.1
Interest expense within rent	0.5		0.6		0.9		0.8		1.2
Amortized debt discounts and capitalized expenses	4.7		5.0		5.6		9.6		11.3
Less:
Interest capitalized	16.0		21.7		24.6		21.7		34.1

Adjusted earnings	$(23.5)		$15.5		$45.1		$106.1		$90.9

Fixed charges (a)	21.2		27.3		31.8		35.9		46.6

Ratio of earnings to fixed charge	(1.1	) x	0.6	x	1.4	x	3.0	x	1.9	x

(a)	Fixed charges include interest expensed and capitalized, interest expense within rent, and amortized debt discounts and capitalized expenses